FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                         For the month of March, 2005

   (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                          Form 20-F  X     Form 40-F
                                   -----            -----

 (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
                                   1934. )

                                 Yes        No  X
                                    -----     -----

  (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

                                      N/A

                       Huaneng Power International, Inc.
                    West Wing, Building C, Tianyin Mansion
                          No. 2C Fuxingmennan Street
                               Xicheng District
                              Beijing, 100031 PRC




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This Form 6-K consists of:

An annoucement on Huaneng Shanghai Combiled-Cycle-Gas-Turbine Project being approved, made by Huaneng Power International, Inc. in English on March 24, 2005.











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                                   SIGNATURE





         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.



                          HUANENG POWER INTERNATIONAL, INC.



                          By  /s/ Huang Long
                             ---------------




                          Name:    Huang Long

                          Title:   Company Secretary



Date:     March 24, 2005

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                               [GRAPHIC OMITTED]
 (a Sino-foreign joint stock limited company incorporated in the People's
                              Republic of China)
                               (Stock Code: 902)

                       OVERSEAS REGULATORY ANNOUNCEMENT
            Obtaining Approval for the project of Huaneng Shanghai
                    Combined-Cycle-Gas-Turbine Power Plant

This announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules").

Huaneng Power International, Inc. (the "Company") has obtained approval from the National Development and Reform Commission of the PRC in respect of the project of constructing three 300 MW-class generating units at Huaneng Shanghai Combined-Cycle-Gas-Turbine Power Plant.

Huaneng Shanghai Combined-Cycle-Gas-Turbine Power Plant is located in between Huaneng Shanghai Shidongkou First Power Plant and Huaneng Shanghai Shidongkou Second Power Plant. After being put into operation, the power plant will need a supply of gas of about 900 million cubic meters annually, and the gas will be supplied directly through Shanghai's main gas pipeline to the interface outside the walls of the power plant. The investment amount (including capitalized interest) of the project, which is calculated according to the pricing level of year 2002, is estimated to be approximately RMB3.51 billion, 25% of which is equity capital to be funded by the Company (70%) and Shenergy Company Limited (30%) respectively, with the remaining portion to be funded by bank loans.

The Company develops, constructs, operates and manages large thermal power plants in China nationwide, with a total generation capacity of 21,418MW on an equity basis. The Company wholly owns 16 operating power plants, and has controlling interests in ten operating power companies and minority interests in four operating power companies. Today, the Company is one of the largest independent power producers in China.

                                               By Order of the Board
                                         Huaneng Power International, Inc.
                                                     Huang Long
                                                 Company Secretary

As at the date of this announcement, the Board comprises:


Li Xiaopeng (Non-executive director)                   Gao Zongze (Independent director)
Wang Xiaosong (Non-executive director)                 Zheng Jianchao (Independent director)
Huang Yongda (Executive director)                      Qian Zhongwei (Independent director)
Ye Daji (Non-executive director)                       Xia Donglin (Independent director)
Huang Jinkai (Non-executive director)                  Liu Jipeng (Independent director)
Liu Jinlong (Non-executive director)
Shan Qunying (Non-executive director)
Yang Shengming (Non-executive director)
Xu Zujian (Non-executive director)
Liu Shuyuan (Non-executive director)

Beijing, the PRC
24th March 2005